SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 31, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

R.V.B. Holdings Ltd.("RVB"),  hereby announces the closing of the Share Purchase Agreement dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V., and E.E.R. Environmental Energy Resources (Israel) Ltd. (the "EER Transaction"). The closing of the Additional SPA, as defined in RVB’s proxy statement dated July 20, 2011 and furnished to the United States Securities and Exchange Commission as Exhibit 99.1 to Form 6-K dated July 20, 2011, is expected during September 2011. At the closing of the Additional SPA, RVB is expected to issue a total of 96,100,358 RVB shares, in exchange for the EER shares of those EER shareholders who elected to become parties to the Additional SPA.

As previously reported by RVB on August 22, 2011, the closing of the EER Transaction satisfies the condition precedent for the payment a cash dividend of US$0.0848 per ordinary share of RVB to RVB's shareholders as of record as of the close of business on August 30, 2011 (the "Dividend"). The payment of the Dividend is expected on or about September 12, 2011.

The statements in this Form 6-K concerning the closing date of the Additional SPA, the number of RVB shares to be issued in connection therewith, and the payment date of the Dividend, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward looking statements are based upon management's current views and expectations with respect to future events, and there can be no assurance that these statements will prove to be accurate. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: August 31, 2011